Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

DATE OF BOARD MEETING

Our board of directors will hold a board meeting on November 23, 2020 (Hong Kong time) for the purposes of, among others, approving our unaudited financial results for the third quarter ended September 30, 2020 (“Results”). We will announce our Results on November 23, 2020 (Hong Kong time), before the opening of the U.S. market and after the trading hours of the Hong Kong market, on the website of the Hong Kong Stock Exchange at www.hkexnews.hk and our website at www.baozun.com.

The earnings conference call will take place at 8:00 p.m. on November 23, 2020 (Hong Kong time). Our management will be on the call to discuss the Results. Interested parties may register in advance of the conference using the link provided below, upon completion of which participants will receive dial-in numbers, the passcode and a unique access pin.

PRE-REGISTER LINK: http://apac.directventreg.com/registration/event/1414256.

A telephone replay will be available after the conclusion of the conference call through 7:59 p.m.  on December 1, 2020 (Hong Kong Time).

Dial-in numbers for the replay are as follows:

International Dial-in:	+61-2-8199-0299
U.S. Toll Free:	1-855-452-5696
Mainland China:	8008-700-206
Hong Kong:	800-963-117
Passcode:	1414256#

Additionally, a live and archived webcast of the conference call will also be available on the investor relations section of our website at www.baozun.com.

By order of the Board
Baozun Inc.
Vincent Wenbin Qiu
Chairman

Hong Kong, November 9, 2020

As at the date of this announcement, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada and Ms. Jessica Xiuyun Liu as directors, and Mr. Yiu Pong Chan, Ms. Bin Yu, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.

* for identification purposes only